                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO 1)*

                               CONVERA CORPORATION
           ----------------------------------------------------------
                                (NAME OF ISSUER)

                                     COMMON
           ----------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   211919 10 5
           ----------------------------------------------------------
                                 (CUSIP NUMBER)

                                F. THOMAS DUNLAP
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                              SANTA CLARA, CA 95052
                            TELEPHONE: (408) 765-8080
           ----------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 27, 2001
           ----------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 10 Pages

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CUSIP No. 211919 10 5             Schedule 13D               Page 2 of 10 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:                                INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:              94-1672743
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY

--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS**                                                       WC

--------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                             DELAWARE

--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER:                           0

       NUMBER OF          -----------------------------------------------------
        SHARES            8.     SHARED VOTING POWER:                       N/A
     BENEFICIALLY
     OWNED BY EACH        -----------------------------------------------------
       REPORTING          9.     SOLE DISPOSITIVE POWER:                      0
      PERSON WITH
                          -----------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER:                  N/A

-------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                            N/A
     REPORTING PERSON:
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**                                              [ ]
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                  0.00%

--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON:                                               CO

--------------------------------------------------------------------------------

**SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 211919 10 5             Schedule 13D               Page 3 of 10 Pages


ITEM 1.           Security and Issuer.

                  (a)       Name and Address of Principal Executive Offices of
                            Issuer:

                            CONVERA CORPORATION, a Delaware corporation (the "Company")
                            1921 Gallows Road, Suite 200
                            Vienna, Virginia 22182

                  (b)       Title of Class of Equity Securities:

                            Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of the Company. Class B Common Stock, par value $.01 per share that is convertible into Class A Common Stock at Intel's option.

ITEM 2.           Identity and Background.

                  (a)       Name of Person Filing:

                            Intel Corporation (the "Reporting Person")

                  (b)       Address of Principal Business Office:

                            2200 Mission College Boulevard
                            Santa Clara, CA 95052-8119

                  (c)       Principal Business:

                            Manufacturer of microcomputer components, modules and systems.

                  (d)       Criminal Proceedings:

                            During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

                  (e)       Civil Proceedings:

                            During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State


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CUSIP No. 211919 10 5             Schedule 13D               Page 4 of 10 Pages


                            securities laws or finding any violation with respect to such laws.

                  (f)       Place of Organization:

                            Delaware

                  Attached hereto as Appendix A is information required by this
                  Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 5.           Interest in Securities of the Issuer.

                  The information contained in Item 4 is incorporated herein by this reference.

                  (a)       Number of Shares Beneficially Owned:  0

                            Percent of Class:  0.00%

                  (b) Sole Power to Vote, Direct the Vote of, or Dispose of Shares: N/A

                  (c)       Recent Transactions:
                            On December 27, 2001 the Reporting Person sold 2,792,962 shares of Class A Common Stock par value $.01 per share, and 12,207,038 shares of Class B Common Stock par value $.01 per share (convertible to Class A Common on a one-for-one basis) at a price of $2.80 per share back to Convera Corporation.

                            On December 27, 2001 the Reporting Person also sold its remaining 12,156,422 shares of Class A Common Stock par value $.01 per share at a price of $2.80 per share to a third party in a private transaction.

                  (d)       Rights with Respect to Dividends or Sales Proceeds:
                            N/A

                  (e)       Date of Cessation of Five Percent Beneficial
                            Ownership: December 27, 2001



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CUSIP No. 211919 10 5             Schedule 13D               Page 5 of 10 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 28, 2001.

                                       INTEL CORPORATION


                                       By:  /s/ PETER DETKIN
                                          -------------------------------------
                                            F. Thomas Dunlap, Jr.
                                            Senior Vice President, General
                                            Counsel and Secretary


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CUSIP No. 211919 10 5             Schedule 13D               Page 6 of 10 Pages


                                   APPENDIX A

                                   DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:                        Craig R. Barrett

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        President and Chief Executive Officer

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:

Name:                        John Browne

Business Address:            BP Amoco p.l.c., Britannic House, 1 Finsbury
                             Circus, London EC2M 7BA

Principal Occupation:        Group Chief Executive

Name, principal business     BP Amoco p.l.c., an integrated oil company.
and address of corporation   Britannic House, 1 Finsbury Circus
or other organization in     London EC2M 7BA
which employment is
conducted:

Citizenship:                 British

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CUSIP No. 211919 10 5             Schedule 13D               Page 7 of 10 Pages


Name:                        Winston H. Chen

Business Address:            Paramitas Foundation, 3945 Freedom Circle,
                             Suite 760, Santa Clara, CA 95054

Principal Occupation:        Chairman

Name, principal business     Paramitas Foundation, a charitable foundation.
and address of corporation   3945 Freedom Circle, Suite 760
or other organization in     Santa Clara, CA 95054
which employment is
conducted:


Name:                        Andrew S. Grove

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        Chairman of the Board of Directors


Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:


Name:                        D. James Guzy

Business Address:            The Arbor Company, 1340 Arbor Road, Menlo Park,
                             CA 94025

Principal Occupation:        Chairman


Name, principal business     The Arbor Company, a limited partnership engaged
and address of corporation   in the electronics and computer industry.
or other organization in     1340 Arbor Road
which employment is          Menlo Park, CA 94025
conducted:



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CUSIP No. 211919 10 5             Schedule 13D               Page 8 of 10 Pages


Name:                        Reed E. Hundt

Business Address:            McKinsey & Company, 600 14th Street NW, #300,
                             Washington, D.C. 20005

Principal Occupation:        Senior Advisor

Name, principal business     McKinsey & Company, a management consulting firm
and address of corporation   600 14th Street NW, #300
or other organization in     Washington, D.C. 20005
which employment is
conducted:


Name:                        David S. Pottruck

Business Address:            The Charles Schwab Corporation, 101 Montgomery
                             Street, San Francisco, CA 94104

Principal Occupation:        President and Co-Chief Executive Officer


Name, principal business     The Charles Schwab Corporation, a financial
and address of corporation   services provider
or other organization in     101 Montgomery Street
which employment is          San Francisco, CA 94104
conducted:


Name:                        Jane E. Shaw

Business Address:            AeroGen, Inc., 1310 Orleans Drive, Sunnyvale,
                             CA 94089

Principal Occupation:        Chairman and Chief Executive Officer


Name, principal business     AeroGen, Inc., a pulmonary drug delivery company
and address of corporation   1310 Orleans Drive
or other organization in     Sunnyvale, CA 94089
which employment is
conducted:


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CUSIP No. 211919 10 5             Schedule 13D               Page 9 of 10 Pages


Name:                        Leslie L. Vadasz

Business Address:            Intel Corporation, 2200 Mission College Boulevard,
                             Santa Clara, CA 95052

Principal Occupation:        Executive Vice President; President, Intel Capital

Name, principal business     Intel Corporation, a manufacturer of microcomputer
and address of corporation   components, modules and systems.
or other organization in     2200 Mission College Boulevard
which employment is          Santa Clara, CA 95052
conducted:


Name:                        David B. Yoffie

Business Address:            Harvard Business School, Morgan Hall 215, Soldiers
                             Field Park Road, Boston, MA 02163

Principal Occupation:        Max and Doris Starr Professor of International
                             Business Administration

Name, principal business     Harvard Business School, an educational
and address of corporation   institution.
or other organization in     Morgan Hall 215, Soldiers Field Park Road
which employment is          Boston, MA 02163
conducted:


Name:                        Charles E. Young

Business Address:            University of Florida, 226 Tigert Hall, P.O. Box
                             113150, Gainesville, FL 32610

Principal Occupation:        President of the University of Florida

Name, principal business     University of Florida
and address of corporation   226 Tigert Hall
or other organization in     P.O. Box 113150
which employment is          Gainesville, FL 32610
conducted:


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CUSIP No. 211919 10 5             Schedule 13D               Page 10 of 10 Pages

                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:        Andy D. Bryant
Title:       Executive Vice President, Chief Financial and Enterprise Services
             Officer

Name:        Sean M. Maloney
Title:       Executive Vice President; General Manager, Intel Communications
             Group

Name:        Paul S. Otellini
Title:       Executive Vice President; General Manager, Intel Architecture
             Business Group

Name:        Michael R. Splinter
Title:       Executive Vice President; General Manager, Sales and Marketing
             Group

Name:        F. Thomas Dunlap, Jr.
Title:       Senior Vice President, General Counsel and Secretary

Name:        Ronald J. Smith
Title:       Senior Vice President, General Manager, Wireless Communications and
             Computing Group

Name:        Robert J. Baker
Title:       Vice President; Co-General Manager, Technology and Manufacturing
             Group

Name:        Arvind Sodhani
Title:       Vice President, Treasurer